UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CASH BALANCE UPDATE

Affimed N.V. (“Affimed”) estimates that as of December 31, 2017, Affimed had €39.8 million in cash and cash equivalents, and on a pro forma basis giving effect to (1) our issuance and sale of 13,225,000 common shares in a public offering on February 15, 2018 and (2) our issuance and sale of 2,373,716 common shares pursuant to our at-the-market sales agreement subsequent to December 31, 2017 and as of February 12, 2018, Affimed had €64.2 million in cash and cash equivalents.

These preliminary amounts have been prepared by, and are the responsibility of, Affimed’s management, and may differ from the results that will be reflected in Affimed’s consolidated financial statements as of December 31, 2017. The preliminary financial results presented above are subject to the completion of Affimed’s financial closing procedures, which have not yet been completed. Therefore, you should not place undue reliance upon these preliminary financial results. The estimated financial results presented above have not been audited, reviewed or compiled by Affimed’s independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, March 8, 2018.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Affimed N.V. March 2018 Corporate Presentation